UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 18, 2019

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

NXP Semiconductors N.V. (“NXP”) today announces the results of its Annual General Meeting of Shareholders held on June 17, 2019.

The General Meeting of Shareholders approved the following resolutions:

1.	Adoption of the 2018 statutory annual accounts

For	219,748,666
Against	32,689
Abstain	584,942
Total Votes	220,366,297

2.	Granting discharge to the directors for their responsibilities in the financial year 2018

For	219,331,078
Against	137,593
Abstain	897,626
Total Votes	220,366,297

3.	a. Re-appointment of Mr. Richard L. Clemmer as executive director with effect from June 17, 2019

For	220,030,777
Against	303,498
Abstain	32,022
Total Votes	220,366,297

3.	b. Re-appointment of Sir Peter Bonfield as non-executive director with effect from June 17, 2019

For	215,916,000
Against	4,417,748
Abstain	32,549
Total Votes	220,366,297

3.	c. Re-appointment of Mr. Kenneth A. Goldman as non-executive director with effect from June 17, 2019

For	167,237,881
Against	53,095,400
Abstain	33,016
Total Votes	220,366,297

3.	d. Re-appointment of Mr. Josef Kaeser as non-executive director with effect from June 17, 2019

For	146,402,946
Against	73,666,889
Abstain	296,462
Total Votes	220,366,297

3.	e. Appointment of Mrs. Lena Olving as non-executive director with effect from June 17, 2019

For	216,483,397
Against	3,777,361
Abstain	105,539
Total Votes	220,366,297

3.	f. Re-appointment of Mr. Peter Smitham as non-executive director with effect from June 17, 2019

For	212,695,528
Against	7,637,886
Abstain	32,883
Total Votes	220,366,297

3.	g. Re-appointment of Ms. Julie Southern as non-executive director with effect from June 17, 2019

For	215,149,409
Against	5,184,434
Abstain	32,454
Total Votes	220,366,297

3.	h. Appointment of Mrs. Jasmin Staiblin as non-executive director with effect from June 17, 2019

For	216,691,901
Against	3,641,922
Abstain	32,474
Total Votes	220,366,297

3.	i. Re-appointment of Mr. Gregory Summe as non-executive director with effect from June 17, 2019

For	218,858,504
Against	1,474,910
Abstain	32,883
Total Votes	220,366,297

3.	j. Appointment of Mr. Karl-Henrik Sundström as non-executive director with effect from June 17, 2019

For	220,173,478
Against	159,880
Abstain	32,939
Total Votes	220,366,297

4.	a. Authorization of the Board of Directors to issue shares or grant rights to acquire shares

For	219,789,533
Against	567,191
Abstain	9,573
Total Votes	220,366,297

4.	b. Authorization of the Board of Directors to restrict or exclude pre-emption rights

For	218,395,456
Against	1,948,766
Abstain	22,075
Total Votes	220,366,297

5.	Approval of the NXP 2019 omnibus incentive plan (the “Plan”) and approval of the number of shares and rights to acquire shares for award under the Plan

For	150,130,186
Against	70,219,913
Abstain	16,198
Total Votes	220,366,297

6.	Authorization of the Board of Directors to repurchase shares in NXP’s capital

For	160,333,651
Against	59,658,487
Abstain	374,159
Total Votes	220,366,297

7.	Authorization of the Board of Directors to cancel repurchased shares in NXP’s capital

For	216,894,373
Against	3,459,815
Abstain	12,109
Total Votes	220,366,297

8.	Re-appointment of KPMG Accountants N.V. as NXP’s external auditor

For	219,990,898
Against	262,416
Abstain	112,983
Total Votes	220,366,297

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 18th day of June 2019.

NXP Semiconductors N.V.

/s/ Dr. Jean A.W. Schreurs
Name:	Dr. Jean A.W. Schreurs
Title:	SVP and Chief Corporate Counsel